UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-43107

SATELLOS BIOSCIENCE INC.
(Translation of registrant's name into English)

15 Allstate Parkway, Suite 600, Markham,
Ontario, Canada L3R 5B4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Satellos Receives FDA Fast Track Designation for SAT-3247 for the Treatment of Duchenne Muscular Dystrophy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATELLOS BIOSCIENCE INC.
(Registrant)

Date: June 29, 2026	/s/ Elizabeth Williams, CPA, CA
Elizabeth Williams, CPA, CA
Chief Financial Officer